EXHIBIT 22

LIST OF GUARANTOR SUBSIDIARIES

The following subsidiary of PennyMac Mortgage Investment Trust (the “Company”) was a guarantor of the Company’s 8.50% Senior Note Due 2028:

NAME OF GUARANTOR SUBSIDIARY	JURISDICTION OF INCORPORATION
PennyMac Corp.	Delaware